March 4, 2015

NuGene International, Inc.

720 Paularino Drive

Costa Mesa, CA 92626

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn: Pamela Long, Assistant Director

Re:	Bling Marketing, Inc.

Form 8-K

Filed January 6, 2015

File No. 333-192997

Dear Ms. Long:

By letter dated February 2, 2015, the staff of the Securities and Exchange Commission (the “Staff”) provided this company, NuGene International, Inc. (formerly known as Bling Marketing, Inc.) (“NuGene” or the “Company”), with comments to our Form 8-K filed January 6, 2015. This letter contains the responses of NuGene to the Staff’s comments and we have filed simultaneously Amendment No. 1 to the Form 8-K (“Amendment”) and have attached a marked copy of such Amendment indicating the changes that the Company has made to the Form 8-K.

The numbered paragraphs below correspond to the paragraphs in which the comments were made. For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.	We note disclosure on page 3 that you entered the Agreement and Plan of Merger on December 26, 2014 and closed on the transaction on December 29, 2014, but you did not file the Form 8-K relating to this transaction until January 6, 2015. In future filings, please file or furnish a Form 8-K within four business days after the occurrence of the event pursuant to Form 8-K instructions. Note that untimely filings such as this render you ineligible to use Form S-3 for a period of twelve months plus any portion of a month immediately preceding the filing of a registration statement.

Response

We acknowledge the filing made on January 6, 2015 in the context of the hectic Christmas and New Year's holidays. NuGene is mindful that it is to file or furnish a Form 8-K within four business days after the occurrence of the event pursuant to Form 8-K instructions.

2.	Under an appropriate subheading, please describe any related party transactions that are required to be disclosed under Item 404 of Regulation S-K. Note that the threshold for disclosure is the lesser of $120,000 or one percent of the average of NuGene’s total assets at year end for the last two completed fiscal years.

Response

Please see the additional “Related Party Transactions” disclosure included in Item 8.01 Other Events, of the Amendment.

Item 1.01 Entry Into a Material Definitive Agreement, page 3

3.	We note disclosure that each recipient of the stock dividend will receive 14.04 additional shares of common stock for every share of common stock held. However, section 2.1(c) of the Agreement and Plan of Merger filed as Exhibit 2.1 assumes that the company has given effect to a 15.04 to 1 stock dividend in setting the conversion ratio for the merger. Please revise to reconcile these inconsistencies.

Response

We do not believe that the two descriptions are inconsistent. We effected a 15.04 to one split of the shares by implementing a stock dividend that provided holders with 14.04 shares for each share they held. We have nevertheless given further attention to Item 1.01 in our Amendment to reconcile the 15.04 to 1 forward stock split disclosure as requested by staff.

4.	We note disclosure of the issuance of 1,917,720 shares of your series A Preferred stock. Please disclose here that the preferred stock is convertible into common stock at a ratio of one to one, has the right to elect a majority of the board of directors and has three votes for every vote available to the common stock.

Response

We have revised paragraph 2 of Item 1.01 in our Amendment to disclose that the preferred stock is convertible into common stock at a ratio of one to one, has the right to elect a majority of the board of directors and has three votes for every vote available to the common stock.

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5.	Please disclose that this is a reverse merger transaction. Also, please describe the terms of the merger in this section, including the number of common and preferred shares issued as consideration to holders of both common and preferred shares of NuGene International, Inc.

Response

We have revised paragraph 2 of Item 1.01 in our Amendment to disclose that this is a reverse merger transaction. We believe that the terms of the merger are adequately described, including the number of common and preferred shares issued by NuGene International Inc. (formerly Bling Marketing Inc.) as consideration to holders of both common and preferred shares of NuGene, Inc.

The terms of the merger are discussed beginning in paragraph 4 of Item 1.01. Further in regards to the Indemnity Agreement entered into with Dena Kurland, we, as Bling Marketing Inc. paid Ms. Kurland $350,000 and delivered Bling's entire jewelry operations to her in exchange for her (i) indemnity to us and (ii) surrender of 15,000,000 shares of Bling’s common stock. We have moved the disclosure of the Indemnity Agreement to paragraph 3 in order to highlight the consideration given and provided additional disclosure further to relate the terms of the merger agreement in Amendment.

Item 2.01 Completion of Acquisition of Disposition of Assets, page 4

6.	We note your summary of the Agreement and Plan of Merger on page 3. Please revise to provide information pursuant to Item 2.01(c) and (d) of Form 8-K including:

•	The identity of the persons from whom the common shares of Bling Marketing, Inc. were acquired and the nature of any material relationship between such persons and the registrant or any of its affiliates, or any director or officer of the registrant, or any associate of any such director or officer;

•	The nature and amount of consideration given or received for all of the issued and outstanding shares of Bling Marketing, Inc. including the number of shares of Bling Marketing, Inc. you received, as well as, all of the consideration given for such shares. In this regard, we note that Section 4.6 of the Agreement and Plan of Merger filed as Exhibit 2.1 contemplates a warrant for the purchase of up to 500,000 shares of common stock at a price of $2.50 per share. Please clearly describe the identity of the person or persons in possession of the warrant and the consideration given or received for such warrant; and

•	The formula used to determine the amount of consideration.

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Response

Under the Agreement and Plan of Merger, Bling Marketing Inc. (“Bling”) acquired NuGene Inc., a California corporation, in a reverse triangular merger transaction which resulted in NuGene being the surviving entity. Following this merger Bling entered into a Business Transfer and Indemnity Agreement by which Bling transferred Bling's jewelry business and operations to Dena Kurland, Bling's former chief executive officer and director. This transaction with Dena Kurland is described above in response to staff's comment 5 of this letter. Aside from the described prior relationships with Bling, no other relationships exist between Ms. Kurland and Bling, nor with any of Bling's affiliates, or any director or officer of the registrant, or any associate of any such director or officer. In consideration of staff's comment we have within the summary of the Agreement and Plan of Merger given attention to highlighting the consideration given for the shares of the Company and have made further revisions regarding the terms of the merger agreement. After giving effect to the stock split Bling delivered 26,052,760 shares of common stock to the shareholders of NuGene Inc. of which 10,276,380 shares were issued to each of M. Ali Kharazmi and M. Saeed Kharazmi, who are brothers and the founders of NuGene Inc. In addition, they were each the recipients of 958,860 shares of Series A Preferred Stock, totaling 1,917,720 shares or 100% of the issued and outstanding shares of preferred stock. Generally the holders of the Series A Preferred Stock and the holders of the common stock will vote together and not as a separate classes, with each share of Series A Preferred Stock having three times the of votes equal to the number of shares of common stock into which the shares of Series A preferred Stock could have been then converted. The balance of the shares of common stock were issued to other NuGene Inc. shareholders who were not affiliates of NuGene, Inc. At the time of the merger, an outstanding warrant to acquire shares of NuGene Inc. was exchanged for the referenced warrant of Bling Marketing Inc. The warrant on its issuance after giving effect to the stock split had a strike price of $2.50 per share, was not exercisable for 12 months (the "Initial Exercise Date"), and any shares acquired thereunder upon exercise thereafter would be locked up and could not be sold for six months following the Initial Exercise Date. The warrant was issued to an entity that is not directly nor indirectly an affiliate of either NuGene Inc. or of Bling.

7.	Please revise to discuss whether the board and shareholders of Bling Marketing, Inc. approved the Share Exchange Agreement and how approval was obtained.

Response

As noted, the merger transaction was structured as a reverse triangular merger whereby a wholly owned subsidiary of Bling Marketing Inc. ("Merger Sub") merged with NuGene Inc. The Board of Bling voted to enter into and approve the merger transaction and, as the sole shareholder of Merger Sub, Bling approved the Agreement and Plan of Merger. There was no Share Exchange Agreement.

Item 3.02 Unregistered Sales of Equity Securities, page 4

8.	Please revise your disclosure to provide the dates of sale of your securities sold, the consideration, and the terms of conversion or exercise of your warrants and automatic conversion promissory notes pursuant to Item 3.02(a) of the Form 8-K Instructions and Items 701(a), (c) and (e) of Regulation S-K.

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Response

As requested, we have included in our Amendment the dates of sale of our securities sold, the consideration, and the terms of automatic conversion of convertible promissory notes pursuant to Item 3.02(a) of the Form 8-K Instructions and Items 701(a), (c) and (e) of Regulation S-K.

Item 5.01 Changes in Control of Registrant, page 5

9.	We note disclosure that eight prior shareholders will own approximately 66.47% of the outstanding common stock and that two shareholders voting as a class are empowered to elect a majority of the board of directors. Please revise to disclose the identity of the persons who acquired control, the basis of the control, including the percentage of “voting” securities of the registrant now beneficially owned by the persons who acquired control and identify the person(s) from whom control was assumed. See Items 5.01 (a)(1), (3) and (6) of the Form 8-K Instructions.

Response

Please see our response to Comment 6 above. M. Ali Kharazmi and M. Saeed Kharazmi are the co-founders of NuGene Inc. and following the merger they are currently the sole directors and principal shareholders of the registrant. M. Ali Kharazmi and M. Saeed Kharazmi own collectively 20,552,760 shares of common stock and all 1,917,720 shares of Series A Preferred Stock outstanding, amounting in the aggregate to 52.43% of the common stock outstanding and 100% of the Series A Preferred Stock outstanding. Of the remaining six shareholders, none beneficially owns as much as 5% of the common stock of the registrant. Again as noted all securities acquired by the NuGene Inc shareholders as a result of the merger were acquired directly from the registrant and the disclosures made in the Amendment are consistent with the Instructions to Items 5.01 (a)(1), (3) and (6) of the Form 8-K.

Item 8.01 Other Events, page 6

Description of Business, page 6

History, page 6

10. Please disclose in this section that Bling Marketing, Inc. was a shell company until you changed your status as disclosed in your Form 8-K filing on September 11, 2014.

Response

As requested, we have included in our Amendment that Bling Marketing, Inc. was a shell company until our status was changed, based on sales and other operational activity occurring in the Quarter ending June 30, 2014, as disclosed in our Form 8-K filing on September 11, 2014.

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The NuGene Industry and the Overall Market, page 7

NuGene History, page 7

11.	We note the disclosure on page 28 in the risk factor “Because we have a limited operating history. . .”. Please revise this section to clearly describe that you are an early stage company and your operations to date have been primarily focused on your formation, the hiring of your management team, etc.

Response

We have included disclosure in the Amendment that we are an early-stage company with a limited operating history and limited revenues derived from our operations. Our operations to date have been primarily focused on our formation, the hiring of our management team, acquiring, licensing and developing our technology and products, funding preclinical trials for a limited number of products, building our sales force and preparing for and commencing the commercial launch of our products.

12.	Please revise this section to clearly describe your current operations, versus your intended operations. We note disclosure that during the first nine months of 2014 you “distributed” product nationally through medical offices and medical spas. We also note disclosure on page 22 in the risk factor “We depend on wholesalers for the majority . . .” that 68% of your cosmeceutical revenues were from an affiliate and 32% from select wholesale distributor(s).

Response

We have revised this section to clarify that our product distribution to medical offices and medical spas was through wholesale distributors that we are expecting to minimize our revenues received from an affiliate and to better describe our current operations versus intended operations.

13.	Please revise this section to clearly describe your customers. Please also clearly disclose the geographic area in which you are selling your products.

Response

We have added a paragraph to this section in the Amendment to include the items noted above.

License with Kathy Ireland Worldwide, Inc.

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14.	Please disclose that you are required to submit a business plan for the review and approval by the licensor within 90 days of the agreement and that if you have not launched products under this agreement by April 15, 2015, the licensor may terminate the agreement. Please also clearly state whether you have products to market under this agreement, if so, please describe such products, describe the status of the submission and approval of your business plan by the licensee and whether you intend to launch products by April 15, 2015.

Response

We have revised our disclosure in the Amendment to include the items noted above. We have completed packaging, jar and bottle designs, photo shoots and other promotional materials and expect to launch our newly branded products during March 2015.

Overview

15.	Please revise to provide a section on management’s discussion and analysis that is fully responsive to the requirements of Item 303(A)(1)-(3) of Regulation S-K. For the liquidity discussion, at a minimum, you should: i) discuss the sources and amounts of cash you will need to sustain operations for the next twelve months; ii) quantify the extent to which you are currently using funds in your operations on a monthly basis; and iii) discuss your long-term liquidity needs as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

Response

We have included in our Amendment a section on management’s discussion and analysis that responds to the requirements of Item 303(A)(1)-(3). As disclosed, our operations for the years ended December 31, 2013 and 2012 were minimal as we were still in the process of developing and refining our product offerings. Accordingly our discussion and analysis of the results of operations and financial condition of NuGene is for the nine months ended September 30, 2014 and 2013 with an emphasis on our operations during the nine months ended September 30, 2014. As requested, we have discussed i) the sources and amounts of cash we anticipate needing to sustain operations for the next twelve months; ii) quantified the extent to which we are currently using funds in our operations on a monthly basis; and iii) presented our long-term liquidity needs in the “Liquidity and Capital Resources” section of the Management’s Discussion and Analysis of Operations.

Our Products

16.	We note the description of various Skincare and Hair care products. Please describe the stage of development of these products and clearly explain whether these are your current or intended products. Please also identify any products that are licensed from third parties.

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Response

All of our products noted, including shampoos, conditioners, facial wash, eye serum, universal cream, universal serum, anti-hair loss serum, light and bright gel, are formulated, fully developed and are being marketed by us. We have formulated and are testing other products, such as an acne cream and a burn cream, which we expect to introduce later during 2015 once product testing and marketing materials are completed. As requested, we have included in our Amendment the stage of development of our products and that they are currently being marketed and sold to our customers. None of our products are licensed from third parties.

Pharmaceutical Products

17.	We note disclosure that you have initiated preclinical FDA work for a new topical drug for the treatment of burns. Please briefly discuss the steps that will be necessary to develop and market this drug and the timeframe for when you expect to take those steps. Throughout disclosure elsewhere, please also distinguish the pharmaceutical products, which do not appear to be ready to market, from your cosmeceutical products.

Response

We have disclosed the steps necessary to complete the preclinical studies consisting of in vitro and in vivo efficacy studies, experimental toxicology testing, formulation study, storage condition, stability testing, and ensuring GMP practices are all followed in the manufacturing process. Additionally, we have distinguished throughout the document between our topical pharmaceutical and cosmeceutical products.

Management and Directors

18.	We note that disclosure of the names and titles of your key management on page 25 in your risk factor “If we are unable to attract . . .” are not consistent with the names and titles of your management in this section. We also note disclosure on page 6 that Ms. Kurland submitted her resignation as director. Further, we note disclosure here that Ms. Kurland is named as a director. Please revise to make these disclosures consistent.

Response

Prior to the merger our board consisted solely of Ms Dena Kurland. Following the merger our board consists of M. Ali Kharazmi and M. Saeed Kharazmi. We have revised our disclosure in the Amendment to include that Ms. Kurland has resigned her positions as director and Chief Executive Officer. Additionally, we have made consistent the names and titles of our executive officers and directors noted in this section with that disclosed in the risk factor Staff has referred to above. Please note that Mr. Sanjay Dhar referred to in the risk factor is not an executive officer and accordingly is not included in the narrative under Management and Directors.

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19.	Please revise to describe the terms “UCR”, “HS”, and “UCR Health”.

Response

As requested, we have included in our Amendment the definition of the terms “UCR”, “HS”, and “UCRHealth”

Summary Compensation Table

20.	We note your disclosure that no officer received total annual compensation in excess of $100,000 during the years ended December 31, 2013 and 2012. However, you must still disclose compensation for your principal executive officer, regardless of compensation level. Please see Item 402(m)(2) of Regulation S-K and the instructions thereto.

Response

We have revised our disclosure to include the compensation of our principal executive officer for the period from inception, October 30, 2013 through December 31, 2013. As noted, the Company did not begin operations until October 30, 2013. Accordingly, we have revised our disclosure in the Amendment to state this period rather that the years ended December 31, 2013 and 2012. Our principal executive officer received no compensation for his services during the periods indicated.

Exhibits

21.	We note that you have not filed signed versions of a number of your exhibits. Please file signed and completed versions of exhibits 2.1, 4.1, 10.1, 10.2, 10.5 and 10.6, with your next amendment. Please also file a dated exhibit 10.3.

Response

Included in the Amendment are signed versions of exhibits 2.1, 4.1 and 10.6 as well as a signed and dated version of Exhibit 10.3. Exhibit 10.1 represents the form of the Lock Up Agreement entered into with NuGene Shareholders, 10.2 represents the form of the Lock Up/Leak Out Agreement entered into with the Stock Placement investors and Exhibit 10.5 represents the form of the convertible promissory notes. These exhibits are not the actual signed documents of the investors and lenders but only the forms of the documents. Accordingly, we feel that adequate submission of the documents have been made and additional submission is not necessary.

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As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any members of the SEC Staff have any questions regarding this response or the Amendment, please contact our legal counsel, Aaron Grunfeld at (310) 788-7577 or by email at agrunfeld@grunfeldlaw.com.

Sincerely yours,

NuGene International, Inc.

By:	/s/ M. Ali Kharazmi
Ali Kharazmi,
Chief Executive Officer

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